Filed Pursuant to Rule 424(b)(1)
Registration No. 333-150648
15,000,000 Shares

Burger King Holdings, Inc.

Common Stock

The selling stockholders named in this prospectus supplement are offering 15,000,000 shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “BKC”. On May 5, 2008, the closing price of our common stock, as reported by the NYSE Consolidated Tape, was $28.46 per share.

Investing in our common stock involves risks. You should carefully consider the risks described under the “Risk Factors” section of this prospectus supplement beginning on page S-7, our filings with the Securities and Exchange Commission (“SEC”) and the accompanying prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co. has agreed to purchase the common stock from the selling stockholders at a price of $27.41 per share which will result in $411,150,000 of proceeds to the selling stockholders.

Goldman, Sachs & Co. may offer the common stock in transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices.

The underwriters expect to deliver the shares against payment in New York, New York on
May 8, 2008.

Goldman, Sachs & Co.

Prospectus Supplement dated May 5, 2008
(To Prospectus dated May 5, 2008)

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement, the accompanying prospectus and any additional prospectus supplements or free writing prospectuses, if necessary, relating to this offering. We have not authorized anyone to provide you with information that is different. This prospectus supplement is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference regardless of the time of delivery of this prospectus supplement or of any such shares of our common stock.

This document is in two parts. The first part is this prospectus supplement, which adds, updates and changes information contained in the accompanying prospectus and the information incorporated by reference. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of shares of common stock. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control.

At varying places in this prospectus supplement and the accompanying prospectus, we refer you to other sections of the documents for additional information by indicating the caption heading of the other sections. The page on which each principal caption included in this prospectus supplement and the accompanying prospectus can be found is listed in the Table of contents on the preceding page. All cross-references in this prospectus supplement are to captions contained in this prospectus supplement and not in the accompanying prospectus, unless otherwise stated.

No dealer, sales person or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only where those offers and sales are permitted.

In this prospectus supplement, we rely on and refer to information regarding the restaurant industry, the quick service restaurant segment and the fast food hamburger restaurant category that has been prepared by the industry research firm NPD Group, Inc. (which prepares and disseminates Consumer Reported Eating Share Trends, or CREST data) or compiled from market research reports, research analyst reports and other publicly available information. All industry and market data that are not cited as being from a specified source are from internal analyses based upon data available from noted sources or other proprietary research and analysis.

S-i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference. This summary does not contain all of the information you should consider before investing in our common stock. Before deciding to invest in our common stock, you should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, including the risks of investing in our common stock discussed under “Risk factors” and the financial statements and notes.

On December 13, 2002, we acquired Burger King Corporation, which we refer to as “BKC”, through private equity funds controlled by TPG Capital, Bain Capital Partners and the Goldman Sachs Funds, or the “sponsors”. In this prospectus supplement, unless the context otherwise requires, all references to “we”, “us” and “our” refer to Burger King Holdings, Inc. and its subsidiaries, including BKC, for all periods subsequent to our December 13, 2002 acquisition of BKC. All references to our “predecessor” refer to BKC and its subsidiaries for all periods prior to the acquisition, which operated under a different ownership and capital structure.

References to fiscal 2007, fiscal 2006 and fiscal 2005 in this prospectus supplement are to the fiscal years ended June 30, 2007, 2006 and 2005, respectively, and references to fiscal 2008 are to the fiscal year ending June 30, 2008. Unless otherwise stated, comparable sales growth and average restaurant sales are presented on a system-wide basis.

The King of Burgers

When the first Burger King® restaurant opened its doors back in 1954, our founders had a smart idea: serve great-tasting food fast and allow guests to customize their hamburgers their way. Much has changed in the half century since our founders sold the first Whopper® sandwiches in a Miami drive-up hamburger stand in 1957, but these core principles have remained.

We believe that the Burger King and Whopper brands are two of the world’s most widely-recognized consumer brands. These brands, together with our signature flame-broiled products and the Have It Your Way ® brand promise, are among the strategic assets that set Burger King restaurants apart from other regional and national fast food hamburger restaurant, or FFHR, chains. Have It Your Way is increasingly relevant as consumers continue to demand personalization and choice over mass production. In a competitive industry, we believe we have differentiated ourselves through our attention to individual customers’ preferences by offering great tasting fresh food served fast and in a friendly manner and by recent advertising campaigns aimed at becoming a part of the popular culture.

We’re the world’s second largest fast food hamburger restaurant chain as measured by the number of restaurants and system-wide sales. As of March 31, 2008, we owned or franchised 11,455 restaurants in 70 countries and U.S. territories. The fast food hamburger restaurant category in the United States had annual sales of over $60 billion for the twelve-month period ended December 31, 2007, according to NPD Group, Inc.

Where We Started

Our founders sold Burger King Corporation to The Pillsbury Company in 1967, taking it from a small privately-held franchised chain to a subsidiary of a large food conglomerate. The Pillsbury Company was purchased by Grand Metropolitan plc, which, in turn, merged with Guinness plc to form Diageo plc, a British spirits company. In December 2002, Burger King Corporation was acquired by private equity funds controlled by TPG Capital, Bain Capital Partners and the Goldman Sachs Funds.

The sponsors focused on attracting an experienced management team, including our current Chief Executive Officer, John Chidsey, who joined the company in March 2004 and became our CEO in April 2006. The management team quickly developed and launched a comprehensive, strategic plan guided by the following four principles: Grow Profitably (a market plan); Fund the Future (a financial plan); Fire-up the Guest (a product plan); and Working Together (a people plan).

In May 2006, we consummated our initial public offering and issued and sold 25 million shares of common stock and the private equity funds controlled by our sponsors sold 3.75 million shares of common stock at a price of $17.00 per share. Upon completion of the offering, our common stock became listed on the New York Stock Exchange under the symbol “BKC”. In February/March 2007, the private equity funds sold 22 million shares of common stock at a price of $22.00 per share; and in November 2007, the private equity funds sold 20.7 million shares of common stock at a price of $25.00 per share.

What We’ve Accomplished by Going Forward Together

Guided by our strategic plan and strong executive team leadership, we have implemented a number of strategic and operational initiatives that are generating growth in the U.S. and internationally as evidenced by:

•	seventeen consecutive quarters of positive system-wide comparable sales growth, our best comparable sales growth trend in more than a decade, including comparable sales growth of 5.8% for the third quarter of fiscal 2008;

•	sixteen consecutive quarters of positive comparable sales growth in the United States and Canada, including comparable sales growth of 5.4% for the third quarter of fiscal 2008;

•	all time high annual revenues in fiscal 2007 of $2.2 billion, a 9% increase from the prior year, and revenues of $1.8 billion for the nine months ended March 31, 2008, a 10% increase from the same period in the prior year;

•	all time high average restaurant sales, or ARS, of $1.27 million system-wide for the twelve-month period ended March 31, 2008 and $1.36 million for Company restaurants for the same period;

•	continued acceleration of worldwide restaurant growth with 254 net new restaurants during the twelve-month period ended March 31, 2008;

•	award-winning advertising and promotion programs focused on our core customers;

•	a robust pipeline of new products that generated sales of more than $5 billion in the past three years;

•	all time high guest satisfaction scores in fiscal 2007 and for the first nine months of fiscal 2008, as well as record speed of service and cleanliness scores;

•	introduction of the BK tm Breakfast Value Menu, the first such offering in the FFHR category, and continued improvement in extending hours of operations;

•	reduction in debt of $177 million since July 1, 2006 to $821 million as of March 31, 2008; and

•	net income up 24% to $139 million and diluted earnings per share up 23% to $1.01 per share for the nine months ended March 31, 2008, compared to the same period in the prior year.

Why We Are “The King”

•	Distinctive brand with global platform: We believe that our Burger King and Whopper brands are two of the most widely-recognized consumer brands in the world. We have one of the largest restaurant networks in the world, with 11,455 restaurants operating in 70 countries and U.S. territories, of which 4,266 are located in our international markets. During fiscal 2007 and the first nine months of fiscal 2008, our franchisees opened restaurants in five new international markets: Japan, Indonesia, Poland, Egypt and Colombia. We believe that the demand for new international franchise restaurants is growing and that our global platform will allow us to leverage our established infrastructure to significantly increase our international restaurant count with limited incremental investment or expense.

•	Attractive business model: Approximately 90% of our restaurants are franchised, which is a higher percentage than our major competitors in the fast food hamburger restaurant category. We believe that our franchise restaurants will generate a consistent profitable royalty stream to us, with minimal ongoing capital expenditures or incremental expense by us. We also believe this will provide us with significant cash flow to reinvest in growing our brand and enhancing shareholder value. Although we believe that this restaurant ownership mix is beneficial to us, it also presents a number of drawbacks, such as our limited control over franchisees and limited ability to facilitate changes in restaurant ownership.

•	Innovative marketing campaigns, creative advertising and strategic sponsorships: We utilize our successful marketing, advertising and sponsorships to drive sales and generate restaurant traffic. In the first quarter of fiscal 2008, our U.S. television advertisements were among both the top 5 best recalled and the top 5 best liked new restaurant ads airing nationally, according to advertising industry researcher IAG. In addition, our television advertising made IAG’s monthly “Top 10 New Ads” lists (published by the magazine Ad Age) a total of five times in calendar year 2007, one of less than a dozen national advertisers across all categories to have that many mentions. We are also reaching out to a broad spectrum of restaurant guests with mass appeal entertainment sponsorships, such as Microsoft’s popular videogame franchise, Halo 3tm, movie tie-ins such as The Simpsonstm Movie and Indiana Jonestm and the Kingdom of the Crystal Skulltm and interactive proprietary content in mobile gaming such as the recently launched “BK City”. Additionally, as evidence of the popular relevance of our brand and products, our Whopper Freakout campaign became its own pop culture content, with the most popular YouTube user-generated parody attracting over 1.2 million views, together with over 120 other videos emulating Burger King commercial content. The strong appeal of this campaign, and its commensurate media coverage, made these ads some of the best-recalled ever according to IAG.

•	Experienced management team: We have a seasoned management team with significant relevant experience. John Chidsey, our Chief Executive Officer, has extensive experience in managing franchised and branded businesses, including the Avis Rent-A-Car and Budget Rent-A-Car systems, Jackson Hewitt Tax Services and PepsiCo. Russell Klein, our President, Global Marketing, Strategy and Innovation, has more than 29 years of retail and consumer marketing experience, including at 7-Eleven Inc. Ben Wells, our Chief Financial Officer, has 31 years of finance experience, including at Compaq Computer Corporation and British Petroleum. In addition, other members of our management team have worked at Frito Lay, McDonald’s, Pillsbury, Taco Bell and Wendy’s. The core of our management team has been working together since 2004.

Our Way Going Forward

•	Drive further sales growth: We remain focused on achieving our comparable sales and average restaurant sales targets and potential. Essential components of this strategy are:

•	Enhancing the guest experience — our key guest satisfaction and operations metrics were at all-time highs in fiscal 2007 and for the first nine months of fiscal 2008 and we intend to further improve these metrics;

•	Reducing hours of operation gap — we have implemented initiatives to reduce the gap between our hours of operation and those of our competitors, which we believe will increase comparable sales and average restaurant sales in U.S. restaurants; and

•	Increasing emphasis on our Company restaurant reimaging program — we believe that increased capital expenditures dedicated to our Company restaurant reimaging program, consisting of remodels and rebuilds, will result in higher sales and traffic in these restaurants and yield strong cash on cash returns.

•	Enhance restaurant profitability: We believe that significant opportunities exist to enhance restaurant profitability by better utilizing our fixed cost base, and continuing to explore ways to reduce variable costs. For example, in the United States and Canada the recent installation of the new flexible batch broiler has reduced energy consumption in Company restaurants.

•	Expand our large international platform: We intend to leverage our substantial international infrastructure to expand our franchise network and restaurant base. Internationally we are much smaller than our largest competitor, and, therefore, we believe we have significant growth opportunities. We have developed a detailed global development plan to accelerate worldwide growth over the next five years. We expect to focus our expansion plans on (1) under-penetrated markets where we already have an established presence, such as Germany, Spain and Mexico; (2) markets in which we have a small presence, but which we believe offer significant development opportunities, such as Brazil, China and Italy; and (3) financially attractive new markets such as Japan and Indonesia, where our new franchisees have recently opened restaurants, and countries in the Middle East, Eastern Europe and the Mediterranean region. For example, we believe that our successful entry into Brazil where in three years we have recruited eight new franchisees and opened 43 restaurants in 19 cities validates the opportunities that exist for us in rapidly developing international markets.

•	Accelerate our new restaurant development and expansion: The expansion of our restaurant network and an increase in the number of new restaurants are key ingredients in our growth plan. We expect that most of our new restaurant growth will come from franchisees. Consequently, our restaurant and development strategy focuses on ensuring that franchisees in each of our markets have the resources and incentives to grow. First, we have focused on providing our franchisees with a development process that is streamlined, financially flexible and capital-efficient. As part of this strategy, we developed new, smaller restaurant designs that reduce the level of capital investment required, while also addressing a change in consumer preference from dine-in to drive-thru. These smaller restaurant models reduce average building costs by approximately 25% and are anticipated to reduce utility and other operating expenses. We are also actively pursuing co-branding and site sharing programs to reduce initial investment expense. Second, we are engaging in proactive portfolio management, including closures of under-performing restaurants and strategic acquisitions of franchise restaurants as well as refranchisings of company restaurants, to ensure that each of the markets is strategically aligned with our financial and development objectives.

•	Employ innovative marketing strategies and expand product offerings: We intend to continue to employ innovative and creative marketing strategies to increase our restaurant traffic and comparable sales. We intend to launch new products to fill gaps in our breakfast, dessert and snack menu offerings, offer more choices to our guests and enhance the price/value proposition of our products with offerings such as the BK Value Menu and the BK Breakfast Value Menu (the first national breakfast value menu in the FFHR category). In addition, we intend to roll-out several new and limited time offer products during the remainder of fiscal 2008.

Our Headquarters

Our global headquarters are located at 5505 Blue Lagoon Drive, Miami, Florida 33126. Our telephone number is (305) 378-3000. Our website is accessible through www.burgerking.com or www.bk.com. Information on, or accessible through, this website is not a part of, and is not incorporated into, this prospectus supplement.

Burger King®, Whopper®, Have It Your Way®, Burger King Bun Halves and Crescent Logo, BK tm Value Menu and BK tm Breakfast Value Menu are protected under applicable intellectual property laws and are the property of Burger King Brands, Inc., an indirect wholly-owned subsidiary of Burger King Holdings, Inc. Other registered trademarks referred to in this prospectus supplement are the property of their respective owners.

The Offering

Common stock offered by the selling stockholders	15,000,000 shares

Common stock to be outstanding after this offering	134,806,013 shares(1)

Voting Rights	One vote per share.

Use of Proceeds	We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

New York Stock Exchange Symbol	BKC

Risk Factors	You should carefully consider the risks described under the “Risk Factors” section of this prospectus supplement beginning on page S-7, our filings with the SEC and the accompanying prospectus.

(1)  This amount reflects the number of shares of common stock outstanding as of May 1, 2008. Excludes 7.1 million shares of our common stock issuable upon the exercise of non-qualified stock options or the settlement of restricted stock and restricted stock unit awards, performance-based restricted stock and performance-based restricted stock unit awards and deferred stock unit awards outstanding as of March 31, 2008, of which options to purchase 2.1 million shares were exercisable and approximately 82,000 deferred stock units were vested but not yet settled. In addition, as of March 31, 2008, (i) 1.0 million shares of our common stock remain to be awarded under the Burger King Holdings, Inc. Equity Incentive Plan and (ii) 5.5 million shares of our common stock remain to be awarded under the Burger King Holdings, Inc. 2006 Omnibus Incentive Plan. As of May 1, 2008, we had not granted any equity awards in the fourth quarter of fiscal 2008.

RISK FACTORS

Investing in our common stock involves risks. You are urged to read and consider the risk factors relating to an investment in our Company as described in our Annual Report on Form 10-K for the fiscal year ended June 30, 2007 and our Quarterly Reports on Form 10-Q that we have filed with the SEC or may subsequently file with the SEC, all of which are incorporated by reference into this prospectus supplement, and the accompanying prospectus. These risks comprise all the material risks of which we are aware; however, these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business or financial performance. If any of these events or developments described below or incorporated by reference into this prospectus supplement actually occurred, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock would likely decline, and you would lose all or part of your investment in our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to current and historical information, this prospectus supplement and the documents incorporated by reference into this prospectus supplement contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which are set forth below or identified in each of the documents incorporated by reference, relate to our expectations and beliefs regarding our future operations, prospects, potential products, services, developments and business strategies. These statements can, in some cases, be identified by the use of terms such as “may”, “will”, “should”, “could”, “would”, “intend”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “project”, “potential”, or “continue” or the negative of such terms or other comparable terminology. Forward-looking statements contained in this prospectus supplement include, but are not limited to, (i) our beliefs regarding demand for international franchise restaurants, our intent to expand our international platform and the financial and operational impact of such expansion, (ii) our beliefs and expectations regarding franchise restaurants, including their impact on our financial metrics, their growth potential, and the factors that will result in financially stronger operators throughout our franchise base, (iii) our expectations regarding the impact of guest satisfaction and the increase in hours of operations on our sales growth, (iv) our expectation that our company restaurant reimaging program will result in higher sales and traffic and yield strong cash on cash returns, (v) our belief that significant opportunities exist to enhance restaurant profitability, (vi) our intent to accelerate new restaurant development and expansion; and (vii) our intention to continue to employ innovative marketing strategies and expand our product offerings and the impact of these initiatives. These forward-looking statements are only predictions based on our current expectations and projections about future events.

Important factors could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by these forward looking statements. These factors include those risk factors set forth in filings with the SEC, including our annual and quarterly reports, and the following:

•	Our ability to compete domestically and internationally in an intensely competitive industry;

•	Our ability to successfully implement our international growth strategy;

•	Risks related to our international operations;

•	Economic or other business conditions that may affect the desire or ability of our customers to purchase our products, such as increases in unemployment rates, declines in median income growth, consumer confidence and changes in consumer preferences;

•	Our continued relationship with, and the success of, our franchisees;

•	Our continued ability, and the ability of our franchisees, to obtain suitable locations and financing for new restaurant development;

•	Our ability to manage increases in our operating costs, including the costs of food and paper products, rent expense, energy costs and labor costs, which can adversely affect our operating margins and financial results, particularly in an environment of declining sales, if we choose not to pass, or cannot pass, these increases to our guests;

•	Risks related to our business in the United Kingdom, which may continue to experience operating losses, escalating costs, including rent expense, restaurant closures and franchisee financial distress;

•	Risks relating to the loss of any of our major distributors, particularly in those international markets where we have a single distributor, and interruptions in the supply of necessary products to us;

•	Our ability to execute on our Company restaurant reimaging program in the United States and Canada to increase sales and profitability and the short term impact of our program on revenues and operating expenses due to temporary closures and accelerated depreciation of the assets to be disposed of through their disposal date;

•	Our ability to use proactive portfolio management, including closures of under-performing restaurants, and strategic refranchisings and acquisitions, to achieve our financial and development objectives;

•	The effectiveness of our marketing and advertising programs and franchisee support of these programs;

•	Risks relating to franchisee financial distress which could result in, among other things, restaurant closures, delayed or reduced payments to us of royalties and rents and increased exposure to third parties, such as landlords;

•	Risks related to the renewal of franchise agreements by our U.S. franchisees;

•	Changes in consumer perceptions of dietary health and food safety and negative publicity relating to our products;

•	Risks related to market conditions, including the market price and trading volume of our common stock, that would affect the volume of purchases, if any, made under our share repurchase program;

•	Our ability to retain or replace executive officers and key members of management with qualified personnel;

•	Our ability to refinance or modify our bank debt on favorable terms given the current lending environment;

•	Our ability to utilize foreign tax credits to offset our U.S. income taxes due to continuing or increasing losses in the United Kingdom and other factors, and risks related to the impact of changes in statutory tax rates in foreign jurisdictions on our deferred taxes and effective tax rate;

•	Our ability to realize our expected tax benefits from the realignment of our European and Asian businesses;

•	Fluctuations in international currency exchange and interest rates;

•	Changes in demographic patterns of current restaurant locations;

•	Our ability to adequately protect our intellectual property;

•	Our ability to manage changing labor conditions and difficulties in staffing our international operations;

•	Our ability to successfully estimate the effect on our Company of adopting certain accounting pronouncements;

•	Adverse legal judgments, settlements or pressure tactics; and

•	Adverse legislation or regulation.

These risks are not exhaustive and may not include factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We do not undertake any responsibility to update any of these forward-looking statements to conform our prior statements to actual results or revised expectations.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling stockholders.

SELLING STOCKHOLDERS

The selling stockholders are private equity funds controlled by the sponsors. In the aggregate, the selling stockholders own approximately 43% of our outstanding common stock, and each of the sponsors controls private equity funds owning in the aggregate more than 5% of our outstanding common stock. A total of 15,000,000 shares of our common stock are being sold by the selling stockholders using this prospectus supplement.

The table below sets forth certain information, as of May 1, 2008, regarding the beneficial ownership of our common stock by each selling stockholder, including the name of each selling stockholder, the number of shares beneficially owned by each selling stockholder, and the maximum number of shares that may be offered for sale by such selling stockholder pursuant to this prospectus supplement.

The number of shares beneficially owned by each selling stockholder is determined in accordance with the rules promulgated by the SEC and generally includes voting or investment power over the shares. The information does not necessarily indicate beneficial ownership for any other purpose. Under the SEC rules, the number of shares of common stock deemed outstanding includes shares issuable upon conversion of other securities, as well as the exercise of options or the settlement of restricted stock units held by the respective person or group that may be exercised or settled on or within 60 days of May 1, 2008. For purposes of calculating each person’s or group’s percentage ownership, shares of common stock issuable pursuant to stock options and restricted stock units exercisable or settleable on or within 60 days of May 1, 2008 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

For a discussion of material relationships with the selling stockholders, see “Principal and Selling Stockholders — Certain Relationships” in the accompanying prospectus.

	Prior to the Offering			After the Offering
	Common Stock, par value $.01 per share
			Number of
			Shares
	Number of	Percentage of	offered	Number of	Percentage of
	Shares	Class	hereby	Shares	Class

Name of selling stockholder
Investment funds affiliated with Bain Capital Investors, LLC(1)	17,981,276	13.3%	3,648,726	13,581,276	10.1%
The Goldman Sachs Group, Inc.(2)	18,679,037	13.9%	4,750,000	13,929,037	10.3%
TPG BK Holdco LLC(3)	20,981,497	15.6%	5,850,000	15,131,497	11.2%
Other Selling Stockholders(4):
Combined Jewish Philanthropies of Greater Boston, Inc.(5)	156,881	*	156,881	—	—
The Crimson Lion Foundation(6)	45,544	*	45,544	—	—
Edgerly Family Foundation(7)	57,568	*	57,568	—	—
Fidelity Investments Charitable Gift Fund(8)	228,477	*	228,477	—	—
The Boston Foundation, Inc.(9)	83,669	*	83,669	—	—
The Corporation of the President of The Church of Jesus Christ of Latter-day Saints(10)	65,326	*	65,326	—	—
Tyler Charitable Foundation(11)	22,786	*	22,786	—	—

	Prior to the Offering			After the Offering
	Common Stock, par value $.01 per share
			Number of
			Shares
	Number of	Percentage of	offered	Number of	Percentage of
	Shares	Class	hereby	Shares	Class

Conard Davis Family Foundation(12)	36,483	*	36,483	—	—
JSJN Children’s Charitable Trust(13)	54,540	*	54,540	—	—

*	Less than one percent (1%).

(1)	The shares included in the table consist of: (i) 13,774,453 shares of common stock owned by Bain Capital Integral Investors, LLC, whose administrative member is Bain Capital Investors, LLC (“BCI”); (ii) 4,128,030 shares of common stock owned by Bain Capital VII Coinvestment Fund, LLC, whose sole member is Bain Capital VII Coinvestment Fund, L.P., whose general partner is Bain Capital Partners VII, L.P., whose general partner is BCI and (iii) 78,793 shares of common stock owned by BCIP TCV, LLC, whose administrative member is BCI. In this offering: (i) 2,619,321 shares of common stock will be sold by Bain Capital Integral Investors, LLC; (ii) 1,010,125 shares of common stock will be sold by Bain Capital VII Coinvestment Fund, LLC; and (iii) 19,280 shares of common stock will be sold by BCIP TCV, LLC. The number of shares beneficially owned after this offering reflects the contribution by certain partners and other employees of Bain Capital entities of 751,274 shares in the aggregate to the charitable entities listed under “Other Selling Stockholders” in the table above. The business address for Bain Capital Integral Investors, LLC is 111 Huntington Avenue, Boston, MA 02199.

(2)	The Goldman Sachs Group, Inc., and certain affiliates, including, Goldman, Sachs & Co., may be deemed to directly or indirectly own the shares of common stock which are owned directly or indirectly by investment partnerships, which we refer to as the Goldman Sachs Funds, of which affiliates of The Goldman Sachs Group, Inc. and Goldman Sachs & Co. are the general partner, managing limited partner or the managing partner. Goldman, Sachs & Co. is the investment manager for certain of the Goldman Sachs Funds. Goldman, Sachs & Co. is a direct and indirect, wholly owned subsidiary of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc. has sole dispositive and voting power with respect to 14,086 shares and shared dispositive and voting power with respect to 18,660,325 shares. Shares beneficially owned by the Goldman Sachs Funds consist of: (i) 9,744,463 shares of common stock owned by GS Capital Partners 2000, L.P.; (ii) 3,540,766 shares of common stock owned by GS Capital Partners 2000 Offshore, L.P.; (iii) 407,296 shares of common stock owned by GS Capital Partners 2000 GmbH & Co. Beteiligungs KG; (iv) 3,094,204 shares of common stock owned by GS Capital Partners 2000 Employee Fund, L.P.; (v) 143,346 shares of common stock owned by Bridge Street Special Opportunities Fund 2000, L.P.; (vi) 286,692 shares of common stock owned by Stone Street Fund 2000, L.P.; (vii) 477,819 shares of common stock owned by Goldman Sachs Direct Investment Fund 2000, L.P.; (viii) 554,052 shares of common stock owned by GS Private Equity Partners 2000, L.P.; (ix) 190,449 shares of common stock owned by GS Private Equity Partners 2000 Offshore Holdings, L.P.; and (x) 211,138 shares of common stock owned by GS Private Equity Partners 2000-Direct Investment Fund, L.P.

Goldman, Sachs & Co. beneficially owns directly, and The Goldman Sachs Group, Inc. may be deemed to beneficially own indirectly, 10,100 shares of common stock. Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. may each be deemed to beneficially own indirectly, in the aggregate, 18,650,225 shares of common stock through certain limited partnerships described in Footnote 2, of which affiliates of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. are the general partner, managing general partner, managing partner, managing member or member. Goldman, Sachs & Co. is a direct and indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. Goldman, Sachs & Co. is the investment manager of certain of the limited partnerships.

The Goldman Sachs Group, Inc. may be deemed to beneficially own 14,726 shares of common stock issued pursuant to the 2006 Omnibus Incentive Plan (the “2006 Plan”), consisting of 8,324 deferred shares granted to Adrian M. Jones and 6,402 deferred shares granted to Sanjeev K. Mehra, in their capacity as directors of the Company, which have vested or will vest within 60 days of May 1, 2008. Each of Messrs. Jones and Mehra is a managing director of Goldman, Sachs & Co. Each of Sanjeev K. Mehra and Adrian M. Jones has an understanding with The Goldman Sachs Group, Inc. pursuant to which he holds such deferred shares for the benefit of The Goldman Sachs Group, Inc. The deferred shares will be settled upon termination of board service. Each of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. disclaims beneficial ownership of the deferred shares of common stock except to the extent of its pecuniary interest therein.

In this offering: (i) 2,481,803 shares of common stock will be sold by GS Capital Partners 2000, L.P.; (ii) 901,793 shares of common stock will be sold by GS Capital Partners 2000 Offshore, L.P.; (iii) 103,734 shares of common stock will be sold by GS Capital Partners 2000 GmbH & Co. Beteiligungs KG; (iv) 788,059 shares of common stock will be sold by GS Capital Partners 2000 Employee Fund, L.P.; (v) 36,509 shares of common stock will be sold by Bridge Street Special Opportunities Fund 2000, L.P.; (vi) 73,017 shares of common stock will be sold by Stone Street Fund 2000, L.P.; (vii) 121,695 shares of common stock will be sold by Goldman Sachs Direct Investment Fund 2000, L.P.; (viii) 554,052 shares of common stock will be sold by GS Private Equity Partners 2000, L.P.; (ix) 190,449 shares of common stock will be sold by GS Private Equity Partners 2000 Offshore Holdings, L.P.; and (x) 211,138 shares of common stock will be sold by GS Private Equity Partners 2000 — Direct Investment Fund, L.P. The business address for The Goldman Sachs Group, Inc. is 85 Broad Street, New York, NY 10004.

(3)	The shares included in the table are directly held by TPG BK Holdco LLC. TPG Advisors III, Inc., a Delaware corporation (“Advisors III”), is the general partner of TPG GenPar III, L.P., a Delaware limited partnership, which in turn is the sole general partner of TPG Partners III, L.P., a Delaware limited partnership which in turn is the managing member of TPG BK Holdco LLC. David Bonderman and James Coulter are the sole shareholders and directors of Advisors III, and therefore, David Bonderman, James Coulter and Advisors III may each be deemed to beneficially own the shares directly held by TPG BK Holdco LLC. In this offering: 5,850,000 shares of common stock will be sold by TPG BK Holdco LLC. The business address for TPG BK Holdco LLC is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(4)	Represents shares received by such entities as a result of charitable contributions by certain partners and other employees of Bain Capital entities.

(5)	The business address for Combined Jewish Philanthropies of Greater Boston, Inc. is 126 High Street, Boston, MA 02110-2700.

(6)	The business address for The Crimson Lion Foundation is 31 St. James Avenue, Suite 740, Boston, MA 02116.

(7)	The business address for Edgerly Family Foundation is c/o Bain Capital Investors, LLC, 111 Huntington Avenue Boston, Massachusetts 02199.

(8)	The business address for Fidelity Investments Charitable Gift Fund is 200 Seaport Boulevard, ZE7, Boston, MA 02109.

(9)	The business address for The Boston Foundation, Inc. is 75 Arlington Street, Boston, MA 02116.

(10)	The business address for The Corporation of the President of The Church of Jesus Christ of Latter-day Saints is Room 1514, 5 East North Temple, Salt Lake City, UT 84150.

(11)	The business address for Tyler Charitable Foundation is c/o James Donovan, Goldman Sachs, 125 High Street, Boston, MA 02110.

(12)	The business address for Conard Davis Family Foundation is c/o Edward Conard, Bain Capital, 745 5th Ave, New York, NY 10151.

(13)	The business address for JSJN Children’s Charitable Trust is c/o Bain Capital, 111 Huntington Ave, Boston, MA 02199.

UNDERWRITING

The selling stockholders are offering the shares of common stock described in this prospectus supplement. We and the selling stockholders have entered into an underwriting agreement with the underwriter. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriter, and the underwriter has agreed to purchase, all of the shares of common stock offered hereby.

The underwriter may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers.

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $343,000.

Internet distributions will be allocated by the underwriter to the selling group members that may make Internet distributions on the same basis as other allocations.

The underwriter and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and commercial and investment banking services for the company and its subsidiaries, for which they received or will receive customary fees and expenses. For a discussion of material relationships with the selling stockholders, see “Principal and selling stockholders — Certain Relationships”. in the accompanying prospectus.

We have agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the underwriter for a period of 90 days after the pricing date. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

All of our directors and executive officers and certain other equity holders, including the selling stockholders, have entered into lock-up agreements with the underwriter prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 90 days after the pricing date, have agreed that they will not, without the prior written consent of the underwriter, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, subject to certain exceptions, including sales made in this offering and, with respect to certain directors and executive officers, transfers made to us for purchase and/or withholding of common stock in connection with the settlement of previously awarded restricted stock, restricted stock units or options pursuant to our equity incentive plans and award agreements in an amount equal to all applicable withholding taxes due in respect to such awards, transfers made pursuant to a previously entered into plan that complies with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, transfers made 30 days or later after the closing date that do not in the aggregate for each person exceed 20% of the aggregate number of shares held by such person, including shares pursuant to vested and unexercised options, vested restricted stock, vested restricted stock units and vested deferred stock units under the Equity Incentive Plan or the 2006 Omnibus Incentive Plan. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholders have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the New York Stock Exchange under the symbol “BKC”.

In connection with this offering, the underwriter may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriter of a greater number of shares of common stock than it is required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriter may close out any covered short position by purchasing shares in the open market. In making this determination, the underwriter will consider, among other things, the price of shares available for purchase in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriter creates a naked short position, it will purchase shares in the open market to cover the position.

The underwriter has advised us that, pursuant to Regulation M of the Securities Act, it may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock.

These activities, as well as other purchases by the underwriter for its own account, may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriter commences these activities, it may discontinue them at any time. The underwriter may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

The underwriter has represented that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any common stock in circumstances in which Section 21(1) of the FSMA does not apply to us and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the underwriter has represented and agreed that with effect from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “FIEL”) and the underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Because, prior to this offering, the Goldman Sachs Funds, affiliates of Goldman, Sachs & Co., own in excess of 10% of the issued and outstanding shares of our common stock, under Rule 2720 of the Financial Industry Regulatory Authority (“FINRA”) (“Rule 2720”), Goldman Sachs & Co. may be deemed to be our “affiliate” and may be deemed to have a conflict of interest under Rule 2720. When a FINRA member with a conflict of interest participates as an underwriter in a public offering, the FINRA rules generally require that the public offering price may be no higher than that recommended by a “qualified independent underwriter” as defined by FINRA. Because a bona fide independent market (as defined in Rule 2720 of the FINRA) exists for our shares of common stock, a qualified independent underwriter is not required to be appointed; however, the offering will be conducted in accordance with all other applicable provisions of the FINRA rules.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Holland & Knight LLP, Miami, Florida, and certain legal matters will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Cleary Gottlieb Steen & Hamilton LLP has in the past provided legal services to us and the sponsors and may in the future continue to provide legal services to us and the sponsors. In addition, Cleary Gottlieb Steen & Hamilton LLP currently provides legal services to the sponsors.

EXPERTS

The consolidated financial statements of Burger King Holdings, Inc and subsidiaries as of June 30, 2007 and 2006, and for each of the years in the three-year period ended June 30, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2007 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report of KPMG LLP covering the June 30, 2007, consolidated financial statements refers to changes in the accounting for defined benefit pension and other postretirement plans and a change in method of accounting for share-based payments in fiscal 2007.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file current, quarterly and annual reports, proxy statements and other information required by the Exchange Act with the SEC. You may read and copy any of these filed documents at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s Internet site at http://www.sec.gov.

Our website is http://www.bk.com (which is not intended to be an active hyperlink in this prospectus supplement). We make available free of charge on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, proxy statements and other information as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on, connected to or that can be accessed via our website is not part of this prospectus supplement.

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act with respect to the shares of common stock offered by this prospectus supplement. This prospectus supplement, which constitutes a part of that Registration Statement, does not include all the information contained in that Registration Statement and its exhibits. For further information with respect to us and our common stock, you should consult the Registration Statement and its exhibits.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to documents containing that information. The information incorporated by reference is considered to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents filed by us with the SEC:

(i)	Annual Report on Form 10-K for the fiscal year ended June 30, 2007 filed with the SEC on September 7, 2007;

(ii)	Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2007; December 31, 2007 and March 31, 2008 filed with the SEC on November 5, 2007; February 5, 2008 and May 5, 2008, respectively;

(iii)	Current Reports on Form 8-K filed with the SEC on September 18, 2007; October 26, 2007; November 6, 2007 and November 16, 2007;

(iv)	The description of our common stock contained in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on May 9, 2006, including any amendments or reports filed for the purpose of updating such description; and

(v)	Any future filings we will make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is complete or terminated, other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K.

We will provide to you without charge a copy of all documents incorporated by reference into this prospectus supplement, including any exhibits to such documents that are specifically incorporated by reference in those documents. You may request copies by writing or telephoning us at our Investor Relations Department, Burger King Holdings, Inc., 5505 Blue Lagoon Drive, Miami, Florida 33126, telephone number (305) 378-7696 or by e-mailing us at Investor@whopper.com.

Statements contained in this prospectus supplement concerning the provisions of any documents are necessary summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC. The Registration Statement and any of its amendments, including exhibits filed as a part of the Registration Statement or an amendment to the Registration Statement, are available for inspection and copying as described above.

PROSPECTUS

15,000,000 Shares of Common Stock

Burger King Holdings, Inc.

This prospectus relates to 15,000,000 shares of common stock, par value $0.01 per share, of Burger King Holdings, Inc. All of the shares being offered hereby will be sold by or for the benefit of the selling stockholders identified on page 15 of this prospectus. We will not receive any proceeds from the sale of the shares.

The selling stockholders may offer and sell the shares from time to time, in public or private transactions, through underwriters, dealers or agents or directly to one or more purchasers in fixed price offerings, in negotiated transactions, at market prices prevailing at the time of sale or at prices related to market prices. See “Plan of Distribution” starting on page 23 of this prospectus for more information.

Our common stock is listed on the New York Stock Exchange under the symbol “BKC.” On May 2, 2008, the closing price of our common stock as reported on the NYSE Consolidated Tape was $28.00 per share.

This prospectus describes the general manner in which the shares of our common stock may be offered or sold by the selling stockholders. If necessary, the specific manner in which shares of our common stock may be offered and sold will be described in a prospectus supplement.

Investing in our common stock involves risks. You should carefully consider the risks described under the “Risk Factors” section of this prospectus beginning on page 2, our filings with the Securities and Exchange Commission (“SEC”) and any applicable prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

May 5, 2008

You should rely only on the information contained in, or incorporated by reference into, this prospectus and any prospectus supplements or free writing prospectuses, if necessary, relating to such offering. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful. You should not assume that the information we have included in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than the date of this prospectus or the relevant prospectus supplement or free writing prospectus, as the case may be, or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference regardless of the time of delivery of this prospectus, a prospectus supplement, a free writing prospectus or of any shares of our common stock.

No dealer, sales person or other person is authorized to give any information or to represent anything not contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus and any prospectus supplement are an offer to sell only the securities specifically offered by it, but only under circumstances and in jurisdictions where it is lawful to do so.

Prospectus summary

This summary highlights material information found in greater detail elsewhere in this prospectus or the documents incorporated by reference herein. Before deciding to invest in our common stock, you should read the entire prospectus and the documents incorporated by reference carefully, including the risks of investing in our common stock discussed under “Risk factors” and the financial statements and notes incorporated by reference herein.

In this prospectus, unless the context otherwise requires, all references to “Burger King”, “we”, “us”, “our” and the “Company” refer to Burger King Holdings, Inc. (“BKH”) and its consolidated subsidiaries, including Burger King Corporation (“BKC”), for all periods subsequent to our December 13, 2002 acquisition of BKC. As used in this prospectus, all references to “sponsors” refer to TPG Capital, Bain Capital Partners and the Goldman Sachs Funds. All of the selling stockholders are private equity funds controlled by the sponsors.

References to fiscal 2008, fiscal 2007, fiscal 2006 and fiscal 2005 in this prospectus are to our fiscal year ending June 30, 2008, and to the fiscal years ended June 30, 2007, June 30, 2006 and June 30, 2005, respectively. Unless otherwise stated, sales growth, comparable sales growth and average restaurant sales are presented on a system-wide basis, which means that these measures include sales at both Company-owned restaurants and franchise restaurants.

Our company

We are the world’s second largest fast food hamburger restaurant, or FFHR, chain as measured by the total number of restaurants and system-wide sales. Our restaurant system includes restaurants owned by the Company and by franchisees. As of March 31, 2008, we owned or franchised a total of 11,455 restaurants in 70 countries and U.S. territories, of which 1,294 restaurants were Company-owned and 10,161 were owned by our franchisees. Of these restaurants, 7,189 or 63% were located in the United States and 4,266 or 37% were located in our international markets. Our restaurants feature flame-broiled hamburgers, chicken and other specialty sandwiches, french fries, soft drinks and other reasonably-priced food items. During our more than 50 years of operating history, we have developed a scalable and cost-efficient quick-service hamburger restaurant model that offers guests fast food at modest prices.

We generate revenues from three sources: sales at Company-owned restaurants; royalties and franchise fees paid to us by our franchisees; and property income from certain franchise restaurants that lease or sublease property from us. Approximately 90% of our restaurants are franchised and we have a higher percentage of franchise restaurants to Company-owned restaurants than our major competitors in the FFHR category. We believe that this restaurant ownership mix provides us with a strategic advantage because the capital required to grow and maintain the Burger King® system is funded primarily by franchisees, while still giving us a sizeable base of Company-owned restaurants to demonstrate credibility with franchisees in launching new initiatives. As a result of the high percentage of franchise restaurants in our system, we have lower capital requirements compared to our major competitors.

Corporate information

The Company is a Delaware corporation formed on July 23, 2002. Our global headquarters are located at 5505 Blue Lagoon Drive, Miami, Florida 33126. Our telephone number is (305) 378-3000. Our website is accessible through www.burgerking.com or www.bk.com. Information on, or accessible through, this website is not a part of, and is not incorporated into, this prospectus.

Risk factors

You should carefully consider the following risks related to investing in our shares of common stock and all of the other information set forth in, or incorporated by reference into, this prospectus (including the risks set forth below and under “Risk factors” in our annual report on Form 10-K for the fiscal year ended June 30, 2007 filed with the SEC on September 7, 2007 and in our quarterly reports on Form 10-Q, each of which we incorporate herein by reference) before deciding to invest in shares of our common stock. The following risks, and the risks incorporated by reference into this prospectus and any prospectus supplement, comprise all the material risks of which we are aware; however, these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business or financial performance. If any of the events or developments described below or incorporated by reference into this prospectus or any prospectus supplement actually occurred, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock would likely decline, and you would lose all or part of your investment in our common stock.

Risks related to investing in our stock

The price of our common stock may be volatile and you may not be able to sell your shares at or above the offering price.

We completed our initial public offering in May 2006. An active and liquid public market for our common stock may not continue to develop or be sustained. Since our initial public offering, the price of our common stock, as reported by the New York Stock Exchange, has ranged from a low of $12.41 on August 1, 2006 to a high of $29.19 on December 24, 2007. Some specific factors that may have a significant effect on the market price of our common stock include:

•	variations in our or our competitors’ actual or anticipated operating results;

•	our or our competitors’ growth rates;

•	our or our competitors’ introduction of new locations, menu items, concepts, or pricing policies;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that follow our stock;

•	changes in the conditions in the restaurant industry, the financial markets or the economy as a whole;

•	substantial sales of our common stock;

•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us; and

•	changes in accounting principles.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

Our current principal stockholders may continue to own a significant amount of our voting stock and have certain contractual rights to appoint directors after this offering, which will allow them to control substantially all matters requiring stockholder approval.

As of the date of this prospectus, the private equity funds controlled by the sponsors together beneficially own approximately 43% of our outstanding common stock. In addition, we expect that six of our 13 directors will continue to be representatives of the private equity funds controlled by the sponsors and that each sponsor will retain the right to nominate two directors, subject to reduction and elimination as the stock ownership percentage of the private equity funds controlled by the applicable sponsor declines. In addition, with respect to each committee of our board other than the audit committee, each sponsor will retain the right to appoint at least one director to each committee, for sponsor directors to constitute a majority of the membership of each committee and for the chairman of each committee to be a sponsor director until the private equity funds controlled by the sponsors collectively own less than 30% of our outstanding common stock. As a result, these private equity funds will continue to have significant influence over our decision to enter into any corporate transaction and may have the ability to prevent any transaction that requires the approval of stockholders, regardless of whether or not other stockholders believe that such transaction is in their own best interests. Such concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders. For more information, see the description of our shareholders’ agreement with the private equity funds controlled by the sponsors in the “Principal and Selling Stockholders–Certain relationships” section of this prospectus.

Until November 19, 2007, we were a “controlled company” within the meaning of the New York Stock Exchange rules and we may continue to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies during the one-year transition period.

Since November 19, 2007, the private equity funds controlled by the sponsors have collectively owned less than 50% of the total voting power of our common stock, and we have no longer been a “controlled company” under the New York Stock Exchange, or NYSE, corporate governance listing standards. The NYSE rules require that each of our compensation committee and our nominating and corporate governance committee has only independent directors by November 19, 2008. During the transition period, from November 19, 2007 through November 19, 2008, we are entitled to continue utilizing certain exemptions under the NYSE standards that free us from these requirements. For that portion of the transition period that we use these “controlled company” exemptions, you will not have the same protection afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements. At this time, our board has made independence determinations with respect to a majority of our board and a majority of the members of each of our compensation committee and our nominating and corporate governance committee.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote, and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

Future sales of our common stock, or the perception that such sales might occur, may cause the market price of shares of our common stock to decline.

Sales of a substantial number of shares of our common stock, or the perception that such sales might occur, following an offering, could cause the market price of our common stock to decline. The shares of our common stock outstanding prior to such an offering will be eligible for sale in the public market at various times in the future. In connection with any offering, we, all of our executive officers, directors and each of the sponsors may agree not to sell any shares of our common stock for a specified period after the pricing date. However once the lock-up has expired these shares would be eligible to be sold in the public market, subject to the securities laws. The terms of any lock-up agreements will be described in the applicable prospectus supplement.

A “change in control,” as defined in our senior secured credit facility, would be an event of default of the facility.

Under our senior secured credit facility, a “change in control” occurs if any person or group, other than the private equity funds controlled by the sponsors, acquires more than (1) 25% of our equity value and (2) the equity value controlled by the sponsors. A change in control is an event of default under our senior secured credit facility. The sponsors currently control, in the aggregate, approximately 43% of our equity value, and it would be possible for another person or group to effect a “change in control” without our consent. If a change in control were to occur, the banks would have the ability to terminate any commitments under the facility and/or accelerate all amounts outstanding. We may not be able to refinance such outstanding commitments on commercially reasonable terms, or at all. If we were not able to pay such accelerated amounts, the banks under the senior secured credit facility would have the right to foreclose on the stock of BKC and certain of its subsidiaries.

Provisions in our certificate of incorporation could make it difficult for a third party to acquire us and could discourage a takeover and adversely affect existing stockholders.

Our certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of preferred stock and to determine the powers, preferences, privileges, rights, including voting rights, qualifications, limitations and restrictions on those shares, without any further vote or action by our stockholders. The rights of the holders of shares of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of our preferred stock that may be issued in the future. The issuance of preferred shares could have the effect of delaying, deterring or preventing a change in control and could adversely affect the voting power or economic value of your shares.

Special note regarding forward-looking statements

In addition to current and historical information, this prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which are set forth below or identified in each of the documents incorporated by reference, relate to our and expectations and beliefs regarding our future operations, prospects, potential products, services, developments and business strategies. These statements can, in some cases, be identified by the use of terms such as “may”, “will”, “should”, “could”, “would”, “intend”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “project”, “potential”, or “continue” or the negative of such terms or other comparable terminology. Forward-looking statements contained in this prospectus include, but are not limited to, our beliefs and expectations regarding our franchise restaurants, including their impact on our financial metrics and the strategic advantage that we derive from our ownership mix, our expectations regarding the control that the sponsors will continue to exercise after this offering, and our expectation that our cash flow will continue to strengthen. These forward-looking statements are only predictions based on our current expectations and projections about future events. Important factors could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by these forward looking statements. These factors include those risk factors set forth in filings with the SEC, including our annual and quarterly reports, and the following:

•	Our ability to compete domestically and internationally in an intensely competitive industry;

•	Our ability to successfully implement our international growth strategy;

•	Risks related to our international operations;

•	Economic or other business conditions that may affect the desire or ability of our customers to purchase our products, such as increases in unemployment rates, declines in median income growth, consumer confidence and changes in consumer preferences;

•	Our continued relationship with, and the success of, our franchisees;

•	Our continued ability, and the ability of our franchisees, to obtain suitable locations and financing for new restaurant development;

•	Our ability to manage increases in our operating costs, including the costs of food and paper products, rent expense, energy costs and labor costs, which can adversely affect our operating margins and financial results, particularly in an environment of declining sales, if we choose not to pass, or cannot pass, these increases to our guests;

•	Risks related to our business in the United Kingdom, which may continue to experience operating losses, escalating costs, including rent expense, restaurant closures and franchisee financial distress;

•	Risks relating to the loss of any of our major distributors, particularly in those international markets where we have a single distributor, and interruptions in the supply of necessary products to us;

•	Our ability to execute on our program of remodeling and rebuilding Company restaurants in the U.S. and Canada to increase sales and profitability, and the short term impact of our program on revenues and operating expenses due to temporary closures and accelerated depreciation of the assets to be disposed of through their disposal date;

•	Our ability to use proactive portfolio management, including closures of under-performing restaurants and strategic refranchisings and acquisitions, to achieve our financial and development objectives;

•	The effectiveness of our marketing and advertising programs and franchisee support of these programs;

•	Risks relating to franchisee financial distress which could result in, among other things, restaurant closures, delayed or reduced payments to us of royalties and rents and increased exposure to third parties, such as landlords;

•	Risks related to the renewal of franchise agreements by our U.S. franchisees;

•	Changes in consumer perceptions of dietary health and food safety and negative publicity relating to our products;

•	Risks related to market conditions, including the market price and trading volume of our common stock, that would affect the volume of purchases, if any, made under our share repurchase program;

•	Our ability to retain or replace executive officers and key members of management with qualified personnel;

•	Our ability to refinance or modify our bank debt on favorable terms given the current lending environment;

•	Our ability to utilize foreign tax credits to offset our U.S. income taxes due to continuing or increasing losses in the U.K. and other factors, and risks related to the impact of changes in statutory tax rates in foreign jurisdictions on our deferred taxes and effective tax rate;

•	Our ability to realize our expected tax benefits from the realignment of our European and Asian businesses;

•	Fluctuations in international currency exchange and interest rates;

•	Changes in demographic patterns of current restaurant locations;

•	Our ability to adequately protect our intellectual property;

•	Our ability to manage changing labor conditions and difficulties in staffing our international operations;

•	Our ability to successfully estimate the effect on our Company of adopting certain accounting pronouncements;

•	Adverse legal judgments, settlements or pressure tactics; and

•	Adverse legislation or regulation.

These risks are not exhaustive and may not include factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We do not undertake any responsibility to update any of these forward-looking statements to conform our prior statements to actual results or revised expectations.

Use of proceeds

The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. We will not receive any proceeds from these sales. See “Principal and Selling Stockholders”.

Market price of our common stock

Our common stock has been listed on the New York Stock Exchange under the symbol “BKC” since May 18, 2006. Prior to that time, there was no public market for our common stock. The following table sets forth for the periods indicated the high and low sales prices of our common stock on the New York Stock Exchange.

2006	High	Low

Fourth Quarter (commencing May 18, 2006)	$19.45	$15.48

2007	High	Low

First Quarter	$16.64	$12.41
Second Quarter	$21.28	$15.46
Third Quarter	$22.84	$19.67
Fourth Quarter	$27.04	$21.53

2008	High	Low

First Quarter	$27.00	$22.21
Second Quarter	$29.19	$24.41
Third Quarter	$28.90	$21.60
Fourth Quarter (through May 2, 2008)	$29.05	$26.50

A recent reported closing price for our common stock is set forth on the cover page of this prospectus. The Bank of New York Mellon is the transfer agent and registrar for our common stock. On May 1, 2008, we had 200 holders of record of our common stock.

Dividend policy

Although we do not have a dividend policy, we have elected to pay the following quarterly cash dividends because we have generated strong cash flow over the past year, and we expect our cash flow to continue to strengthen.

	March 15,	June 28,	September 28,	December 27,	March 28,
Date Paid	2007	2007	2007	2007	2008

Amount of dividend per share	$.0625	$.0625	$.0625	$.0625	$.0625

On February 21, 2006, we paid an aggregate cash dividend of $367 million to holders of record of our common stock on February 9, 2006. At the same time, we paid a compensatory make-whole payment of $33 million to holders of our options and restricted stock unit awards, primarily members of senior management. This compensatory make-whole payment was recorded as compensation expense in the third quarter of fiscal 2006. We did not declare or pay any cash dividends on our common stock during the fiscal year ended June 30, 2005.

The terms of our credit facility limit our ability to pay cash dividends in certain circumstances. In addition, because we are a holding company, our ability to pay cash dividends on shares of our common stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from our subsidiaries, including the restrictions under our credit facility. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our board of directors.

Capitalization

The following table sets forth our capitalization as of March 31, 2008. This table should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 and the unaudited condensed consolidated financial statements and notes thereto incorporated by reference into this prospectus.

March 31, 2008
(Unaudited)

(In millions, except
share amounts)

Cash and cash equivalents	$167

Short-term debt and capital leases	$5
Long-term debt	821
Long-term capital leases	70
Stockholders’ equity:
Common stock, $0.01 par value per share, 300,000,000 shares authorized, 134,795,103 shares issued and outstanding(1)	1
Additional paid-in capital	596
Retained earnings	248
Accumulated other comprehensive income	(17)
Treasury stock, at cost	(39)

Total stockholders’ equity	$789

Total capitalization	$1,685

(1)	Excludes 7.1 million shares of our common stock issuable upon the exercise of non-qualified stock options or the settlement of restricted stock and restricted stock unit awards, performance-based restricted stock and performance-based restricted stock unit awards and deferred stock unit awards outstanding as of March 31, 2008, of which options to purchase 2.1 million shares were exercisable and approximately 82,000 deferred stock units were vested but not yet settled. In addition, as of March 31, 2008, (i) 1.0 million shares of our common stock remain to be awarded under the Burger King Holdings, Inc. Equity Incentive Plan and (ii) 5.5 million shares of our common stock remain to be awarded under the Burger King Holdings, Inc. 2006 Omnibus Incentive Plan. As of May 1, 2008, we had not granted any equity awards in the fourth quarter of fiscal 2008.

Selected consolidated financial and other data

On December 13, 2002, we acquired BKC through private equity funds controlled by the sponsors. In this prospectus, unless the context otherwise requires, all references to “we”, “us” and “our” refer to Burger King Holdings, Inc. and its subsidiaries, including BKC, for all periods subsequent to our December 13, 2002 acquisition of BKC. All references to our “predecessor” refer to BKC and its subsidiaries for all periods prior to the acquisition, which operated under a different ownership and capital structure. In addition, the acquisition was accounted for under the purchase method of accounting and resulted in purchase accounting allocations that affect the comparability of results of operations between periods before and after the acquisition.

The following tables present selected consolidated financial and other data for us for each of the periods indicated. The selected historical financial data as of June 30, 2003, 2004, 2005, 2006 and 2007 and for the period December 13, 2002 to June 30, 2003, and for the fiscal years ended June 30, 2004, 2005, 2006 and 2007 have been derived from our audited financial statements and the notes thereto. The selected historical financial data for our predecessor for the period July 1, 2002 to December 12, 2002 have been derived from the audited consolidated financial statements and notes thereto of our predecessor. The combined financial data for the combined fiscal year ended June 30, 2003 have been derived from the audited consolidated financial statements and notes thereto of our predecessor and us. The combined financial data have not been audited on a combined basis, do not comply with generally accepted accounting principles and are not intended to represent what our operating results would have been if the acquisition of BKC had occurred at the beginning of the period. The selected historical financial data as of March 31, 2007 and 2008 and for the nine months ended March 31, 2007 and 2008 have been derived from our unaudited condensed consolidated financial statements and the notes thereto incorporated by reference into this prospectus. The other operating data for the fiscal years ended June 30, 2005, 2006 and 2007 and for the nine months ended March 31, 2007 and 2008 have been derived from our internal records.

The selected consolidated financial and other operating data presented below contain all normal recurring adjustments that, in the opinion of management, are necessary to present fairly our financial position and results of operations as of and for the periods presented. The selected historical consolidated financial and other operating data included below and elsewhere in this prospectus are not necessarily indicative of future results. The information presented below should be read in conjunction with the “Management’s discussion and analysis of financial condition and results of operations” set forth in our annual and quarterly reports and our audited and unaudited condensed consolidated financial statements and related notes and other financial information, all of which is incorporated by reference into this prospectus.

	Predecessor	BKH
	For the	For the
	period	period	Combined
	from	from	twelve
	July 1,	December	months	BKH
	2002 to	13, 2002 to	ended	For the fiscal year ended				For the nine months
	December 12,	June 30,	June 30,	June 30,				ended March 31,
	2002	2003	2003	2004	2005	2006	2007	2007	2008

	(In millions, except per share data)

Income Statement Data:
Revenues:
Company restaurant revenues	$526	$648	$1,174	$1,276	$1,407	$1,516	$1,658	$1,225	$1,325
Franchise revenues	170	198	368	361	413	420	460	334	394
Property revenues	55	60	115	117	120	112	116	85	90

Total revenues	751	906	1,657	1,754	1,940	2,048	2,234	1,644	1,809
Company restaurant expenses:
Food, paper and product costs	162	197	359	391	437	470	499	367	412
Payroll and employee benefits	157	192	349	382	415	446	492	363	396
Occupancy and other operating costs	146	168	314	314	343	380	418	310	321

Total company restaurant expenses	465	557	1,022	1,087	1,195	1,296	1,409	1,040	1,129
Selling, general and administrative expenses(1)	224	248	472	474	487	488	474	346	370
Property expenses	27	28	55	58	64	57	61	45	45
Fees paid to affiliates(2)	1	5	6	8	9	39	—	—	—
Impairment of goodwill(3)	875	—	875	—	—	—	—	—	—
Other operating expenses (income), net(3)	39	(7)	32	54	34	(2)	(1)	(6)	(7)

Total operating costs and expenses	1,631	831	2,462	1,681	1,789	1,878	1,943	1,425	1,537
Income (loss) from operations	(880)	75	(805)	73	151	170	291	219	272
Interest expense, net	46	35	81	64	73	72	67	51	48
Loss on early extinguishment of debt	—	—	—	—	—	18	1	1	—

Income (loss) before income taxes	(926)	40	(886)	9	78	80	223	167	224
Income tax expense (benefit)	(34)	16	(18)	4	31	53	75	55	85

Net (loss) income	$(892)	$24	$(868)	$5	$47	$27	$148	$112	$139
Earnings per share(4):
Basic	*	$0.23	*	$0.05	$0.44	$0.24	$1.11	$0.84	$1.03
Diluted	*	$0.23	*	$0.05	$0.44	$0.24	$1.08	$0.82	$1.01
Weighted average shares outstanding:
Basic	*	104.7	*	106.1	106.5	110.3	133.9	133.7	135.2
Diluted	*	104.7	*	106.1	106.9	114.7	136.8	136.6	137.7
Other Financial Data:
Net cash provided by (used for) operating activities(5)	$1	$81	$82	$199	$218	$74	$117	$41	$150
Net cash used for investing activities(5)	(102)	(485)	(587)	(184)	(5)	(74)	(84)	(39)	(62)
Net cash provided by (used for) financing activities	112	607	719	3	(2)	(173)	(127)	(121)	(105)
Capital expenditures	95	47	142	81	93	85	87	48	88
EBITDA(6)	$(837)	$118	$(719)	$136	$225	$258	$380	$284	$342
Cash dividends declared per common stock	$—	$—	$—	$—	$—	$3.42	$0.13	$0.06	$0.19

  * Not meaningful

	BKH
	As of June 30,					As of March 31,
	2003	2004	2005	2006	2007	2008

	(In millions)

Balance Sheet Data:
Cash and cash equivalents	$203	$221	$432	$259	$170	$167
Total assets	2,458	2,665	2,723	2,552	2,517	2,580
Total debt and capital lease obligations	1,251	1,294	1,339	1,065	943	896
Total liabilities	2,026	2,241	2,246	1,985	1,801	1,791
Total stockholders’ equity	$432	$424	$477	$567	$716	$789

	BKH
	For the fiscal year			For the nine months
	ended June 30,			ended March 31,
	2005	2006	2007	2007	2008

Other Operating Data:
Comparable sales growth(7)(8)(9)	5.6%	1.9%	3.4%	3.1%	5.4%
Average restaurant sales (in thousands)(8)	$1,104	$1,126	$1,193	$881	$963
Sales growth(7)(8)	6.1%	2.1%	4.9%	4.2%	8.2%
Number of company restaurants:
United States and Canada	844	878	897	891	918
EMEA/APAC(10)	283	293	329	332	294
Latin America(11)	60	69	77	73	82

Total company restaurants	1,187	1,240	1,303	1,296	1,294
Number of franchise restaurants:
United States and Canada	6,876	6,656	6,591	6,592	6,579
EMEA/APAC(10)	2,373	2,494	2,563	2,512	2,695
Latin America(11)	668	739	826	801	887

Total franchise restaurants	9,917	9,889	9,980	9,905	10,161

Total restaurants	11,104	11,129	11,283	11,201	11,455

Segment Data:
Company restaurant revenues (in millions):
United States and Canada	$923	$1,032	$1,082	$801	$857
EMEA/APAC(10)	435	428	515	379	418
Latin America(11)	49	56	61	45	50

Total company restaurant revenues	$1,407	$1,516	$1,658	$1,225	$1,325

Company restaurant margin(12):
United States and Canada	14.2%	14.1%	15.3%	15.2%	14.5%
EMEA/APAC(10)	15.2%	13.9%	13.0%	13.5%	14.2%
Latin America(11)	30.6%	26.6%	25.9%	25.8%	24.2%
Total company restaurant margin	15.1%	14.5%	15.0%	15.1%	14.8%
Franchise revenues (in millions):
United States and Canada	$269	$267	$284	$206	$234
EMEA/APAC(10)	114	119	135	98	126
Latin America(11)	30	34	41	30	34

	BKH
	For the fiscal year			For the nine months
	ended June 30,			ended March 31,
	2005	2006	2007	2007	2008

Total franchise revenues(13)	$413	$420	$460	$334	$394

Income from Operations (in millions):
United States and Canada	$255	$295	$336	$249	$264
EMEA/APAC(10)	36	62	54	43	73
Latin America(11)	25	29	35	26	29
Unallocated(14)	(165)	(216)	(134)	(99)	(94)

Total income from operations	$151	$170	$291	$219	$272

(1)	Selling, general and administrative expenses in fiscal 2006 include compensation expense and taxes related to a $33 million compensatory make-whole payment made on February 21, 2006 to holders of our options and restricted stock unit awards, primarily members of senior management.

(2)	Fees paid to affiliates consist of management fees we paid to our sponsors and fees paid by our predecessor to Diageo plc under management agreements. Fees paid to affiliates in fiscal 2006 also include a $30 million fee that we paid to terminate our management agreement with the sponsors upon completion of our initial public offering.

(3)	In connection with our acquisition of BKC, our predecessor recorded $35 million of intangible asset impairment charges within other operating expenses (income), net and goodwill impairment charges of $875 million during the period from July 1, 2002 to December 12, 2002.

(4)	Earnings per share is calculated using whole dollars and shares.

(5)	In the course of preparing our financial statements as of and for the nine months ended March 31, 2008, we identified an error related to the classification in the statement of cash flows of lease payments received under direct financing leases. We determined that in accounting for such payments, we did not properly classify the portion of the lease payment representing the reduction in the net investment in the lease as cash flows from investing activities, as required by FASB No. 95, “Statement of Cash Flows”. We reviewed the impact of this error on the prior periods in accordance with Staff Accounting Bulletin No. 99, “Materiality” (“SAB 99”), and determined that the error was not material to prior periods. However, we have corrected the statement of cash flows, and the numbers in the table above, for the nine-month period ended March 31, 2007 by increasing cash flows from investing activities and decreasing cash flows from operating activities by $5 million. In accordance with the guidance provided in SEC Staff Accounting Bulletin (“SAB”) Topic 1-N, “Financial Statements — Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), we will correct these immaterial misstatements to each of the prior completed fiscal years in our annual report on Form 10-K for the fiscal year ending June 30, 2008, the next time such financial statements are filed with the SEC.

(6)	EBITDA is defined as earnings (net income) before interest, taxes, depreciation and amortization, and is used by management to measure operating performance of the business. Management believes that EBITDA is a useful measure as it incorporates certain operating drivers of our business such as sales growth, operating costs, selling, general and administrative expenses and other income and expense. Capital expenditures, which impact depreciation and amortization, interest expense and income tax expense, are reviewed separately by management. EBITDA is also one of the measures used by us to calculate incentive compensation for management and corporate-level employees.

While EBITDA is not a recognized measure under GAAP, management uses it to evaluate and forecast our business performance. This non-GAAP financial measure has certain material limitations, including:

•	it does not include interest expense, net. Because we have borrowed money for general corporate purposes, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense has material limitations;

•	it does not include depreciation and amortization expenses. Because we use capital assets, depreciation and amortization are necessary elements of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and amortization expenses has material limitations; and

•	it does not include provision for taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations.

Management believes that EBITDA provides both management and investors with a more complete understanding of the underlying operating results and trends and an enhanced overall understanding of our financial performance and prospects for the future.

•	EBITDA is not intended to be a measure of liquidity or cash flows from operations nor a measure comparable to net income.

•	The following table is a reconciliation of our net income to EBITDA:

	Predecessor	BKH		BKH
		For the	Combined
	For the period	period from	twelve					For the nine
	from July 1,	December	months					months
	2002 to	13, 2002 to	Ended	For the fiscal year ended				ended March
	December 12,	June 30,	June 30,	June 30,				31,
	2002	2003	2003	2004	2005	2006	2007	2007	2008

	(In millions)

Net (loss) income	$(892)	$24	$(868)	$5	$47	$27	$148	$112	$139
Interest expense, net	46	35	81	64	73	72	67	51	48
Loss on early extinguishment of debt	—	—	—	—	—	18	1	1	—
Income tax expense (benefit)	(34)	16	(18)	4	31	53	75	55	85

(Loss) income from operations	(880)	75	(805)	73	151	170	291	219	272
Depreciation and amortization	43	43	86	63	74	88	89	65	70

EBITDA	$(837)	$118	$(719)	$136	$225	$258	$380	$284	$342

This presentation of EBITDA may not be directly comparable to similarly titled measures of other companies, since not all companies use identical calculations.

(7)	Comparable sales growth and sales growth are analyzed on a constant currency basis, which means they are calculated using the same exchange rate over the periods under comparison, to remove the effects of currency fluctuations from these trend analyses. We believe these constant currency measures provide a more meaningful analysis of our business by identifying the underlying business trends, without distortion from the effect of foreign currency movements.

(8)	Unless otherwise stated, comparable sales growth, sales growth and average restaurant sales are presented on a system-wide basis, which means they include sales at company restaurants and franchise restaurants. Franchise sales represent sales at all franchise restaurants and are revenues to our franchisees. We do not record franchise sales as revenues. However, our royalty revenues are calculated based on a percentage of franchise sales.

(9)	Comparable sales growth refers to the change in restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer.

(10)	Refers to our operations in Europe, the Middle East, Africa and Asia Pacific.

(11)	Refers to our operations in Mexico, Central and South America, the Caribbean and Puerto Rico.

(12)	Calculated using dollars expressed in hundreds of thousands.

(13)	Franchise revenues consist primarily of royalties paid by franchisees. Royalties earned are based on a percentage of franchise sales, which were $11 billion, $11 billion and $12 billion for the fiscal years ended June 30, 2005, 2006 and 2007, respectively, and $9 billion and $10 billion for the nine months ended March 31, 2007 and March 31, 2008, respectively. Franchise sales are sales at all franchise restaurants and are revenues to our franchisees. We do not record franchise sales as revenues.

(14)	Unallocated includes corporate support costs in areas such as facilities, finance, human resources, information technology, legal, marketing and supply chain management.

Principal and selling stockholders

The selling stockholders are private equity funds controlled by the sponsors. In the aggregate, the selling stockholders own approximately 43% of our outstanding common stock, and each of the sponsors controls private equity funds owning in the aggregate more than 5% of our outstanding common stock. A total of 15,000,000 shares of our common stock are covered for possible sale by the selling stockholders using this prospectus.

The table below sets forth certain information as of May 1, 2008, regarding the beneficial ownership of our common stock by:

•	Each selling stockholder, including the name of the selling stockholder, the number of shares beneficially owned by each selling stockholder, and the maximum number of shares that may be offered for sale by such selling stockholder pursuant to this prospectus;

•	Each of our directors and current named executive officers;

•	All directors and executive officers as a group; and

•	Each person who is known to us to be the beneficial owner of more than 5% of our common stock.

As of May 1, 2008, our outstanding equity securities consisted of 134,806,013 shares of common stock.
The number of shares beneficially owned by each stockholder is determined in accordance with the rules promulgated by the SEC and generally includes voting or investment power over the shares. The information does not necessarily indicate beneficial ownership for any other purpose. Under the SEC rules, the number of shares of common stock deemed outstanding includes shares issuable upon conversion of other securities, as well as the exercise of options or the settlement of restricted stock units held by the respective person or group that may be exercised or settled on or within 60 days of May 1, 2008. For purposes of calculating each person’s or group’s percentage ownership, shares of common stock issuable pursuant to stock options and restricted stock units exercisable or settleable on or within 60 days of May 1, 2008 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

The address for each listed stockholder, unless otherwise indicated, is: c/o Burger King Holdings, Inc., 5505 Blue Lagoon Drive, Miami, Florida 33126. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. We have prepared the information in the table regarding the selling stockholders based on information given to us by, or on behalf of, the selling stockholders, before the date of this prospectus. Information about the selling stockholders may change from time to time. Any changed information given to us by the selling stockholders will be set forth in prospectus supplements or amendments to this prospectus if and when necessary.

Our registration of the shares covered by this prospectus does not necessarily mean that any of the selling stockholders will sell all or any portion of the shares of common stock covered by this prospectus. The selling stockholders may offer and sell all or a portion of their respective shares from time to time, but are under no obligation to offer or sell any of the shares. Because the selling stockholders may sell, transfer or otherwise dispose of all, some or none of the shares of our common stock covered by this prospectus, we cannot determine the number of such shares that will be sold, transferred or otherwise disposed of by the selling stockholders, or the amount or percentage of shares of our common stock that will be held by the selling stockholders upon termination of any particular offering. See “Plan of distribution”. For purposes of the table below, we assume that the selling stockholders will sell all their shares of common stock covered by this prospectus.

			Number of
			Shares	After the Offering
			being	(assuming all shares being
	Prior to the Offering		registered	offered hereby are sold)
Name and address of beneficial owner	Number	Percent	for resale	Number	Percent

Named Executive Officers and Directors:
John W. Chidsey(1)	1,235,380	*	—	1,235,380	*
Ben K. Wells(1)	115,384	*	—	115,384	*
Russell B. Klein(1)	344,138	*	—	344,138	*
Charles M. Fallon, Jr.(1)	125,624	*	—	125,624	*
Anne Chwat(1)	99,256	*	—	99,256	*
Peter Tan(1)	78,846	*	—	78,846	*
Andrew B. Balson(1)(2)	8,324	*	—	8,324	*
David Bonderman(1)(3)(7)	20,989,821	15.6%	5,850,000	15,148,145	11.2%
Richard W. Boyce(1)	8,324	*	—	8,324	*
David M. Brandon(1)	18,324	*	—	18,324	*
Ronald M. Dykes(1)	5,021	*	—	5,021	*
Peter R. Formanek(1)	221,989	*	—	221,989	*
Manuel A. Garcia(1)	92,465	*	—	92,465	*
Adrian Jones(1)(4)(6)	18,679,037	13.9%	4,750,000	13,924,951	10.3%
Sanjeev K. Mehra(1)(4)(6)	18,679,037	13.9%	4,750,000	13,924,951	10.3%
Stephen G. Pagliuca(1)(2)	8,708	*	—	8,708	*
Brian T. Swette(1)	112,740	*	—	112,740	*
Kneeland C. Youngblood(1)	29,534	*	—	29,534	*
All Executive Officers and Directors as a group (22 persons)(1)	42,451,311	31.1%	10,600,000	31,851,311	23.3%
5% Stockholders/Selling Stockholders:
Investment funds affiliated with Bain Capital Investors, LLC(5)	17,981,276	13.3%	4,400,000	13,581,276	10.1%
The Goldman Sachs Group, Inc.(6)	18,679,037	13.9%	4,750,000	13,924,951	10.3%
TPG BK Holdco LLC(7)	20,981,497	15.6%	5,850,000	15,131,497	11.2%
Other 5% Stockholders:
FMR LLC(8)	6,866,223	5.1%	—	6,866,223	5.1%

(1)	Includes beneficial ownership of shares of common stock for which the following persons hold options exercisable on or within 60 days of May 1, 2008: Mr. Chidsey, 1,013,259 shares; Mr. Wells, 105,384 shares; Mr. Klein, 115,923 shares; Ms. Chwat, 54,306 shares; Mr. Tan, 42,153 shares; Mr. Formanek, 75,587 shares; and all directors and executive officers as a group, 1,622,887 shares. Also includes beneficial ownership of shares of common stock underlying restricted stock units or deferred stock units held by the following persons that have vested or will vest on or within 60 days of May 1, 2008: Mr. Chidsey, 42,154 shares; each of Messrs. Balson, Bonderman, Boyce and Brandon, 8,324 shares; Mr. Pagliuca, 8,708 shares; each of Messrs. Formanek, Garcia and Youngblood, 6,402 shares; Mr. Dykes, 5,021 shares; Messrs. Jones and Mehra, 14,726 shares; Mr. Swette, 12,115 shares; and all directors and officers as a group, 93,072 shares. See Footnote 4 below for more information regarding the deferred stock held by Messrs. Jones and Mehra.

(2)	Mr. Balson and Mr. Pagliuca are managing directors and members of Bain Capital Investors, LLC. Messrs. Balson and Pagliuca may be deemed to share voting and dispositive power with respect to all the shares of common stock held by each of the Bain Capital investment funds referred to in Footnote 5 below. Each of Messrs. Balson and Pagliuca disclaims beneficial ownership of securities held by these investment funds except to the extent of his pecuniary interest therein.

(3)	Includes 20,981,497 shares of common stock held by TPG BK Holdco LLC, whose managing member is TPG Partners III, LP, whose general partner is TPG GenPar III, LP, whose general partner is TPG Advisors III, Inc. Mr. Bonderman and James G. Coulter are the sole shareholders of TPG Advisors III. Each of Messrs. Bonderman and Coulter disclaims beneficial ownership of such securities. Mr. Coulter is not affiliated with us.

(4)	Mr. Jones and Mr. Mehra are managing directors of Goldman, Sachs & Co. Messrs. Jones and Mehra and The Goldman Sachs Group, Inc. each disclaims beneficial ownership of the shares of common stock owned directly or indirectly by the Goldman Sachs Funds and Goldman, Sachs & Co., except to the extent of his or its pecuniary interest therein, if any. Goldman, Sachs & Co. disclaims beneficial ownership of the shares of common stock owned directly or indirectly by the Goldman Sachs Funds, except to the extent of its pecuniary interest therein, if any. Each of Messrs. Jones and Mehra has an understanding with The Goldman Sachs Group, Inc. pursuant to which he holds the deferred stock units he receives as a director for the benefit of The Goldman Sachs Group, Inc. See Footnote 6 below for information regarding The Goldman Sachs Group, Inc.

(5)	The shares included in the table consist of: (i) 13,774,453 shares of common stock owned by Bain Capital Integral Investors, LLC, whose administrative member is Bain Capital Investors, LLC (“BCI”); (ii) 4,128,030 shares of common stock owned by Bain Capital VII Coinvestment Fund, LLC, whose sole member is Bain Capital VII Coinvestment Fund, L.P., whose general partner is Bain Capital Partners VII, L.P., whose general partner is BCI and (iii) 78,793 shares of common stock owned by BCIP TCV, LLC, whose administrative member is BCI. Certain partners and other employees of Bain Capital entities may make a contribution of shares of common stock to one or more charities prior to this offering. In such case, a recipient charity, if it chooses to participate in the offering, will be the selling stockholder with respect to the donated shares. The business address for Bain Capital Integral Investors, LLC is 111 Huntington Avenue, Boston, MA 02199.

(6)	The Goldman Sachs Group, Inc., and certain affiliates, including, Goldman, Sachs & Co., may be deemed to directly or indirectly own the shares of common stock which are owned directly or indirectly by investment partnerships, which we refer to as the Goldman Sachs Funds, of which affiliates of The Goldman Sachs Group, Inc. and Goldman Sachs & Co. are the general partner, managing limited partner or the managing partner. Goldman, Sachs & Co. is the investment manager for certain of the Goldman Sachs Funds. Goldman, Sachs & Co. is a direct and indirect, wholly owned subsidiary of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc. has sole dispositive and voting power with respect to 14,086 shares and shared dispositive and voting power with respect to 18,660,325 shares. Shares beneficially owned by the Goldman Sachs Funds consist of: (i) 9,744,463 shares of common stock owned by GS Capital Partners 2000, L.P.; (ii) 3,540,766 shares of common stock owned by GS Capital Partners 2000 Offshore, L.P.; (iii) 407,296 shares of common stock owned by GS Capital Partners 2000 GmbH & Co. Beteiligungs KG; (iv) 3,094,204 shares of common stock owned by GS Capital Partners 2000 Employee Fund, L.P.; (v) 143,346 shares of common stock owned by Bridge Street Special Opportunities Fund 2000, L.P.; (vi) 286,692 shares of common stock owned by Stone Street Fund 2000, L.P.; (vii) 477,819 shares of common stock owned by Goldman Sachs Direct Investment Fund 2000, L.P.; (viii) 554,052 shares of common stock owned by GS Private Equity Partners 2000, L.P.; (ix) 190,449 shares of common stock owned by GS Private Equity Partners 2000 Offshore Holdings, L.P.; and (x) 211,138 shares of common stock owned by GS Private Equity Partners 2000-Direct Investment Fund, L.P.

Goldman, Sachs & Co. beneficially owns directly, and The Goldman Sachs Group, Inc. may be deemed to beneficially own indirectly, 10,100 shares of common stock. Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. may each be deemed to beneficially own indirectly, in the aggregate, 18,650,225 shares of common stock through certain limited partnerships described in Footnote 6, of which affiliates of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. are the general partner, managing general partner, managing partner, managing member or member. Goldman, Sachs & Co. is a direct and indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. Goldman, Sachs & Co. is the investment manager of certain of the limited partnerships.

The Goldman Sachs Group, Inc. may be deemed to beneficially own 14,726 shares of common stock issued pursuant to the 2006 Omnibus Incentive Plan (the “2006 Plan”), consisting of 8,324 deferred shares granted to Adrian M. Jones and 6,402 deferred shares granted to Sanjeev K. Mehra, in their capacity as directors of the Company, which have vested or will vest within 60 days of May 1, 2008. Each of Messrs. Jones and Mehra is a managing director of Goldman, Sachs & Co. Each of Sanjeev K. Mehra and Adrian M. Jones has an understanding with The Goldman Sachs Group, Inc. pursuant to which he holds such deferred shares for the benefit of The Goldman Sachs Group, Inc. The deferred shares will be settled upon termination of board service. Each of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. disclaims beneficial ownership of the deferred shares of common stock except to the extent of its pecuniary interest therein. The business address for The Goldman Sachs Group, Inc. is 85 Broad Street, New York, NY 10004.

(7)	The shares included in the table are directly held by TPG BK Holdco LLC. TPG Advisors III, Inc., a Delaware corporation (“Advisors III”), is the general partner of TPG GenPar III, L.P., a Delaware limited partnership, which in turn is the sole general partner of TPG Partners III, L.P., a Delaware limited partnership which in turn is the managing member of TPG BK Holdco LLC. David Bonderman and James Coulter are the sole shareholders and directors of Advisors III, and therefore, David Bonderman, James Coulter and Advisors III may each be deemed to beneficially own the shares directly held by TPG BK Holdco LLC. The business address for TPG BK Holdco LLC is c/o TPG Capital, L.P., 301 Commerce Street , Suite 3300, Fort Worth, TX 76102.

(8)	This number is based solely on the Schedule 13G filed with the Commission on February 14, 2008 by FMR LLC. FMR LLC is the parent holding company for several entities that hold our common stock as investment advisors, including Fidelity Management and Research Company. FMR LLC has sole voting power with respect to 2,920,013 shares and sole dispositive power with respect to 6,866,223 shares. The business address of FMR LLC is 82 Devonshire St, Boston, MA 02109.

Certain relationships

In connection with our acquisition of BKC we entered into a management agreement, dated December 13, 2002, with the sponsors and the selling stockholders, pursuant to which we agreed to pay the sponsors a quarterly management fee not to exceed 0.5% of the prior quarter’s total revenues. For each of fiscal 2005 and 2006, we paid approximately $9 million each year in quarterly management fees, which were paid as compensation to the sponsors for monitoring our business through board of director participation, executive team recruitment, interim senior management services that were provided from time-to-time and other services consistent with arrangements with private equity funds. In connection with our initial public offering in May 2006, we paid a one-time management agreement termination fee of $30 million which was split equally among the three sponsors.

On February 21, 2006, we paid a special cash dividend in the aggregate amount of $367 million, or $3.42 per share, to holders of record of our common stock on February 9, 2006. Of the total amount paid, the private equity funds controlled by TPG Capital, Bain Capital Partners and the Goldman Sachs Fund received approximately $129 million, $115 million and $115 million, respectively.

In order to finance, in part, our acquisition of BKC, we issued $212.5 million in payment-in-kind, or PIK, notes to the selling stockholders on December 13, 2002. The PIK notes accreted interest at a rate of 9% per annum. Our interest expense on the PIK notes totaled $23 million in fiscal 2005. On July 13, 2005, we repaid the PIK notes in full, including accreted interest, as part of the refinancing of our indebtedness.

Prior to becoming a public company, we reimbursed the sponsors for certain travel-related expenses of their employees in connection with meetings of our board of directors and other meetings related to the management and monitoring of our business by the sponsors. During fiscal 2005 and 2006, we paid approximately $496,000 and $214,000, respectively, in total expense reimbursements to the sponsors. During fiscal 2007, we reimbursed the sponsors for certain travel-related expenses of their employees who are members of our board of directors in connection with meetings of the board of directors in amounts that are consistent with amounts reimbursed to the non-sponsor directors. In addition, during fiscal 2006, we paid, on behalf of the sponsors, approximately $500,000 in legal fees and expenses to Cleary Gottlieb Steen & Hamilton LLP that were incurred by the sponsors in connection with their management of us and arrangements between us and the sponsors.

Under the terms of a shareholders’ agreement among the Company, BKC and the selling stockholders, we paid on behalf of the selling stockholders approximately $90,000 in legal fees in connection with our initial public offering. We also paid approximately $870,000 of expenses on behalf of the selling stockholders in connection with a secondary offering in February 2007 and approximately $540,000 of expenses in connection with a secondary offering in November 2007, including registration and filing fees, printing fees, accountants’ and attorney’s fees and “road-show” expenses. See “Plan of Distribution” for more information about the shareholders’ agreement.

The shareholders’ agreement also provides for (i) the right of each sponsor to appoint two members to our board of directors, (ii) the right for each sponsor, with respect to each committee of the board of directors other than the Audit Committee, to have at least one sponsor director on each committee, for sponsor directors to constitute a majority of the membership of each committee and for the chairman of the committees to be a sponsor director, (iii) drag-along and tag-along rights and transfer restrictions, (iv) shelf, demand and piggyback registration rights and (v) the payment of expenses and the grant of certain indemnities relating to those registration rights. A sponsor’s right to appoint directors will be reduced to one director if the stock ownership of the private equity funds controlled by that sponsor drops to less than 10% of our outstanding common stock, and will be eliminated if the stock ownership of the private equity funds controlled by that sponsor drops to less than 2% of our outstanding common stock. The right to appoint directors to board committees terminates if the private equity funds controlled by the sponsors no longer collectively beneficially own 30% or more of our outstanding common stock. Six of our current directors, Messrs. Balson, Bonderman, Boyce, Jones, Mehra and Pagliuca, were appointed pursuant to the shareholders’ agreement.

Goldman, Sachs & Co., an affiliate of the Goldman Sachs Funds, participated as one of the joint book-running managers of our initial public offering in May 2006 and the secondary offerings by the selling stockholders in February/March 2007 and November 2007.

A “change in control” of the Company is an event of default under the credit agreement for our senior secured debt. One of the events that will trigger a change in control of the Company under the credit agreement is (i) the acquisition by any person or group (within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the SEC rules promulgated thereunder), other than the sponsors, the selling stockholders or any other affiliates of the sponsors (other than the Company and its subsidiaries), of more than 25% of either the aggregate ordinary voting power or the aggregate equity value of the Company, if (ii) the sponsors, the selling stockholders and any other affiliates of the sponsors collectively own a lesser percentage of either the aggregate ordinary voting power or the aggregate equity value of the Company than such person or group.

Material United States federal tax consequences for non-United States holders of common stock

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder” and that does not own, and is not deemed to own, more than 5% of the company’s common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation;

•	foreign partnership; or

•	foreign estate or trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

Dividends paid by the company to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or subject to a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service (“IRS”) Form W-8BEN (or other appropriate IRS Form W-8) certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on disposition of common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, or

•	the company is or has been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and its common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

The company believes that it is not, and does not anticipate becoming, a U.S. real property holding corporation.

Information reporting requirements and backup withholding

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. You may have to comply with certification procedures to establish that you are not a U.S. person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

Federal estate tax

An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Plan of distribution

We are registering 15,000,000 shares of our common stock pursuant to this Registration Statement on Form S-3, or the “Registration Statement”, which includes this prospectus and any prospectus supplement, if necessary, to permit the resale of these shares of common stock by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

The selling stockholders and their pledgees, assignees, donees or other successors-in-interest may sell shares of our common stock from time to time as market conditions permit, on the New York Stock Exchange, any other exchange or automated interdealer quotation system on which the shares may be listed, in the over-the-counter market, or in private transactions, directly or through one or more underwriters, broker-dealers or agents, at fixed prices, prevailing market prices or varying prices related to such prevailing market prices at the time of sale, or at negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	Purchases by underwriters, brokers, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom they may act as agent;

•	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	One or more block trades in which a broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction or, in crosses, in which the same broker acts as agent on both sides;

•	Purchases by a broker-dealer (including a specialist or market maker) as principal and resale by such broker-dealer for its account;

•	Privately negotiated transactions without a broker-dealer;

•	An exchange transaction in accordance with the rules of any stock exchange on which the shares are listed;

•	Short sales made after the date of this prospectus or transactions to cover short sales made after the date of this prospectus relating to the shares;

•	Through the writing of options on the securities whether or not the options are listed on an options exchange, or by entering into swaps or other derivatives;

•	The pledge of shares as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of the shares or other interests in the shares;

•	Distributions of the shares to creditors, partners, members or stockholders by the selling stockholders;

•	Sales in other ways not involving market makers or established trading markets, including direct sales to institutions or individual purchasers; and

•	Any combination of the foregoing, or by any other method permitted by applicable law.

The selling stockholders may enter into sale, forward sale and derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those sale, forward sale or derivative transactions, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions and by issuing securities that are not covered by this prospectus but are exchangeable for or represent beneficial interests in the shares. The third parties may use shares received under those sale, forward sale, or derivative arrangements or shares pledged by the selling stockholders or borrowed from the selling stockholders or others to settle such third party sales or to close out any related open borrowings of shares. The third parties may deliver this prospectus in connection with any such transactions. Any third party in such sale transactions may be an underwriter and, if required, will be identified in the applicable prospectus supplement (or a post-effective amendment to the registration statement of which this prospectus forms a part).

The selling stockholders may enter into hedging transactions with broker-dealers in connection with the distribution of shares or otherwise. In those transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell shares short and redeliver shares to close out such short positions. We have advised the selling stockholders that they may not use shares registered under this Registration Statement to cover short sales of common stock made prior to the date on which the Registration Statement became effective. The selling stockholders also may enter into option or other transactions with broker-dealers that require the delivery to such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus. The selling stockholders also may loan, pledge or grant a security interest in some or all of the shares, and the borrower or pledgee may sell or otherwise transfer the shares so loaned, pledged or secured pursuant to this prospectus. From time to time, the selling stockholders may also transfer or donate their shares and each transferee, or donee, will be deemed to be a selling stockholder for purposes of this prospectus. Any pledge, secured party, transferee or donee that a selling stockholder intends to offer or sell shares to through this prospectus will be named in a prospectus supplement, if required.

In addition, the selling stockholders may elect to sell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, as amended, or “Securities Act”, or any other available exemption from required registration under the Securities Act, provided that they meet the criteria and conform to the requirements of such exemptions rather than pursuant to this prospectus.

Underwriters, broker-dealers, or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Underwriters, broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular underwriter, broker-dealer or agent may be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales.

At the time a particular offer of shares is made by one or more of the selling stockholders, a prospectus supplement, if required, will be distributed to set forth the terms of the specific offering of the shares, including:

•	the name of the selling stockholders;

•	the names of participating broker-dealer(s);

•	the aggregate number of shares offered;

•	the price at which such shares are being sold;

•	the proceeds to the selling stockholders from the sale of such shares;

•	the specific plan of distribution for such shares;

•	the names of the underwriters or agents, if any;

•	any underwriting discounts, agency fees, or other compensation to underwriters or agents;

•	any discounts or concessions allowed or paid to dealers; and

•	any other facts material to the transaction.

The selling stockholders and any underwriter, broker-dealer or agent that is involved in selling the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any profits realized or commissions received by such underwriter, broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. We will identify any underwriters or agents and describe their compensation in a prospectus supplement. Maximum compensation to any underwriters, dealers or agents will not exceed 8% of the maximum aggregate offering proceeds.

The selling stockholders may sell the shares covered by this prospectus from time to time, and may also decide not to sell all or any of the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. There can be no assurance that all or any of the shares will be offered by the selling stockholders. We know of no existing arrangements between any selling stockholders and any broker, dealer, finder, underwriter or agent relating to the sale or distribution of the shares.

The shares covered by this prospectus are being registered pursuant to the provisions of a shareholders’ agreement between us and the selling stockholders. Under the terms of the shareholders’ agreement, we will pay all expenses of the registration of the shares of common stock, including SEC filing fees, printing fees, all applicable rating agency fees, all reasonable fees and disbursements of one law firm selected by the sponsors, and expenses of any special experts retained by us, and all expenses related to any “road show” for an underwritten offering, except that the selling stockholders will pay all discounts and selling commissions, if any. Our expenses for the registration of the shares of common stock are estimated to be $342,577.

The shareholders’ agreement includes customary indemnification provisions in favor of all shareholders or transferees that are party to the shareholders’ agreement, the related parties and the controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) of such shareholders against liabilities under the Securities Act incurred in connection with the registration of any of our debt or equity securities. We agreed to reimburse these persons for any legal or other expenses incurred in connection with investigating or defending any such liability, action or proceeding, except that we will not be required to indemnify any of these persons or reimburse related legal or other expenses if such loss or expense arises out of or is based on any untrue statement or omission made in reliance upon and in conformity with written information provided by these persons. If, for any reason, such indemnification is unavailable to an indemnified party or insufficient in respect of any covered losses, we have agreed to contribute to the amount paid or payable by such indemnified party as a result of such losses in such proportion as is appropriate to reflect our relative fault as well as any other relevant equitable considerations.

The selling stockholders, and any other person participating in the distribution of the shares registered pursuant to the registration statement, will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act. Regulation M may limit the timing of purchases and sales of any of the shares by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the shares. All of the foregoing may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

In connection with an underwritten offering of shares under this prospectus, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the shares offered under this prospectus. As a result, the price of the shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an automated quotation system or in the over-the-counter market or otherwise.

Agents and underwriters may be entitled under agreements entered into with us or the selling stockholders to indemnification against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, may engage in transactions with, or perform services for, us and the selling stockholders in the ordinary course of business.

Once sold under this Registration Statement, the shares will be freely tradeable in the hands of persons other than our affiliates.

Legal matters

Certain legal matters with respect to the validity of the shares will be passed upon for us by Holland & Knight, LLP, Miami, Florida.

Experts

The consolidated financial statements of Burger King Holdings, Inc and subsidiaries as of June 30, 2007 and 2006, and for each of the years in the three-year period ended June 30, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2007, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report of KPMG LLP covering the June 30, 2007 consolidated financial statements refers to changes in the accounting for defined benefit pension and other postretirement plans and a change in method of accounting for share-based payments in fiscal 2007.

Where you can find additional information

We file current, quarterly and annual reports, proxy statements and other information required by the Exchange Act with the SEC. You may read and copy any of these filed documents at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s Internet site at http://www.sec.gov.

Our website is http://www.bk.com (it is not intended to be an active hyperlink in this prospectus). We make available free of charge on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, proxy statements and other information as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on, connected to or that can be accessed via our website is not part of this prospectus.

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of that Registration Statement, does not include all the information contained in that Registration Statement and its exhibits. For further information with respect to us and our common stock, you should consult the Registration Statement and its exhibits.

Incorporation of certain documents by reference

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to documents containing that information. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents filed by us with the SEC:

(i)	Annual Report on Form 10-K for the fiscal year ended June 30, 2007 filed with the SEC on September 7, 2007;

(ii)	Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2007, December 31, 2007 and March 31, 2008 filed with the SEC on November 5, 2007, February 5, 2008 and May 5, 2008, respectively;

(iii)	Current Reports on Form 8-K filed with the SEC on September 18, 2007, October 26, 2007, November 6, 2007 and November 16, 2007;

(iv)	The description of our common stock contained in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on May 9, 2006, including any amendments or reports filed for the purpose of updating such description; and

(v)	Any future filings we will make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is complete or terminated, other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K.

We will provide to you without charge a copy of all documents incorporated by reference into this prospectus, including any exhibits to such documents that are specifically incorporated by reference in those documents. You may request copies by writing or telephoning us at our Investor Relations Department, Burger King Holdings, Inc., 5505 Blue Lagoon Drive, Miami, Florida 33126, telephone number (305) 378-3000.

Statements contained in this prospectus concerning the provisions of any documents are necessary summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC. The Registration Statement and any of its amendments, including exhibits filed as a part of this Registration Statement or an amendment to the Registration Statement, are available for inspection and copying as described above.

15,000,000 Shares

Burger King Holdings, Inc.

Common Stock

Prospectus Supplement

May 5, 2008

Goldman, Sachs & Co.